Calise Y. Cheng
+1 650 843 5172
ccheng@cooley.com
February 25, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attn:	Amy Geddes
Doug Jones
Taylor Beech
Erin Jaskot

Re:	Coupang, Inc.
Registration Statement on Form S-1
Filed February 12, 2021
File No. 333-253030
Ladies and Gentlemen:
On behalf of Coupang, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 22, 2021 with respect to the Company’s Registration Statement on Form S-1, filed on February 12, 2021 (the “Registration Statement”).
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.
Registration Statement on Form S-1 filed February 12, 2021
Market, Industry, and Other Data, page 66
1.We note your statement that certain market and industry data in your registration statement should not be relied upon in making, or refraining from making, any investment decision. Please note that you are responsible for the disclosure contained in your registration statement and you cannot disclaim responsibility for such information, as investors are entitled to rely on such disclosure. Please remove this disclaimer. Please also explain how you determined that including this information in your filing was appropriate if it should not be relied upon by investors.
Response: The Company acknowledges the Staff’s Comment and will remove the disclaimer and make certain other changes to the disclosure in a future amendment to the Registration Statement, as illustrated below. The Company believes that the market research estimates are helpful information to investors in understanding the Company’s market opportunity, but, as disclosed on page 41 of the Registration Statement, estimates of market opportunity and forecasts of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The Company believes that it is important to disclose this risk to investors.

Market, Industry, and Other Data
Information in this prospectus on our position as the largest product e-commerce player in Korea, our B2C logistics footprint in Korea, total SKU count, speed of our delivery service, and size of Coupang Eats is from independent market research carried out by Euromonitor International Limited in a report titled South Korea E-Commerce Market, which was commissioned by us. Materials in this prospectus include market research estimates based on various official published sources and trade opinion surveys conducted by Euromonitor, and has been prepared primarily as a research tool. Euromonitor believes that it used suitable sources of information and methodologies for this study, but due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language.
Management's Discussion and Analysis
Investments in Technology and Infrastructure, page 90
2.We note your revised disclosure in response to our prior Comment 7 in our letter dated January 5, 2021. Please further revise your discussion here to quantify, to the extent practicable, and discuss your expected future investments. In this regard, we note the disclosure in the letter from your founder that the company plans to invest $870 million to build seven new regional fulfillment centers and to invest “billions of dollars” to create new infrastructure and jobs in areas outside of Seoul. We similarly note disclosure of your plans to increase your workforce by 50,000 jobs discussed on page 127. In your response letter dated January 15, 2021, you stated that the company did not have any material commitments related to its capital expenditures as of December 31, 2019. Please disclose whether the company had any material commitments for capital expenditures as of December 31, 2020.
Response: The Company acknowledges the Staff’s Comment and is further supplementally providing the Staff with the revised disclosure that it expects to include in a future amendment to the Registration Statement, as illustrated below:
Investments in Technology and Infrastructure
We have made and will continue to make significant investments in our technology and infrastructure network to attract new customers and merchants, enhance the customer experience, and expand the capabilities and scope of our network. These investments will be a key driver of our long-term growth and competitiveness, but will negatively impact operating margin in the near-term.
Our results of operations depend on our ability to invest in our infrastructure to cost-effectively meet the demands of our anticipated growth. We operate the largest B2C logistics footprint as compared to other product e-commerce players in Korea. As of December 31, 2020, we had over 100 fulfillment and logistics centers in over 30 cities, encompassing over 25 million square feet. We plan to make investments to drive efficiency improvements in our fulfillment and logistics centers, accommodate greater selection, and support new offerings. We expect to continue to expand our last-mile delivery infrastructure, which today is the largest directly employed delivery fleet in Korea. As part of this expansion, to fulfill anticipated future customer demand, we plan to invest $870 million to build seven regional fulfillment centers over the next few years, for which we have not entered into any material commitments as of December 31, 2020. We have entered into construction contracts for other fulfillment center projects underway, each of which is expected to be completed within one year, with remaining commitments for capital expenditures of $208.0 million as of December 31, 2020. We expect that our future expenditures throughout Korea for both infrastructure and workforce-related costs will exceed several billion dollars over the next several years.

Liquidity and Capital Resources
Liquidity
As of December 31, 2020 and 2019, we had members’ deficit of $(4.1) billion and $(3.5) billion, respectively. We anticipate that we will continue to incur losses for the next few years. We expect that our investment into our growth strategy will continue to be significant, including with respect to the expansion of our fulfillment, logistics, and technology capabilities. As part of this expansion, to fulfill anticipated future customer demand, we plan to invest $870 million to build seven regional fulfillment centers over the next few years, for which we have not entered into any material commitments as of December 31, 2020. We have entered into construction contracts or other fulfillment center projects underway, each of which is expected to be completed within one year, with remaining commitments for capital expenditures of $208.0 million as of December 31, 2020. We expect that our future expenditures throughout Korea for both infrastructure and workforce-related costs will exceed several billion dollars over the next several years.
Impact of COVID-19, page 91
3.We note your disclosure that you are “incurring additional operating expenses and expect to continue to incur additional related expenses in the near future” as a result of the COVID-19 pandemic. Here and elsewhere in your filing, as applicable, please quantify the additional expenses that you have incurred and expect to incur in the near future.
Response: The Company acknowledges the Staff’s Comment and is further supplementally providing the Staff with the revised disclosure that it expects to include in a future amendment to the Registration Statement, as illustrated below:
Impact of COVID-19
In addition, since the initial outbreak of COVID-19, we have made numerous process updates across our operations and have adapted our fulfillment and delivery infrastructure to implement additional employee and customer safety measures, including enhanced cleaning and physical distancing, personal protective gear, disinfectant spraying, and temperature checks. These measures have been implemented to minimize the risk of spread of COVID-19 to our workers, our customers, and the communities in which we operate, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our workers, customers, merchants, and suppliers. We also made other operational changes in our response to COVID-19 that negatively impacted our logistics and operations cost structure during the year, including costs relating to facility shutdown and remediation efforts and higher temporary labor costs. As a result, during 2020 we incurred $221.3 million in costs that we believe are attributable to impacts from the COVID-19 pandemic.
We expect these effects on our fulfillment and delivery infrastructure, as well as other operational and selling related impacts, to continue into the near future. However, the global impact of COVID-19 continues to rapidly evolve. We do not yet know the full extent of potential impacts of the pandemic on our business or operations or on the global economy, including the impact on our business and operations as a consequence of any future developments related to the duration and scope of the pandemic, any recurrence of the disease, the actions taken in response to the pandemic, the scale and rate of economic recovery from the pandemic, any ongoing effects on consumer demand and spending patterns, or other impacts of the pandemic, and whether these or other currently unanticipated consequences of the pandemic are reasonably likely to materially affect our results of operations, cash flows, or financial condition. For additional details, refer to the section titled “Risk Factors” contained elsewhere in this prospectus.

Our Response to COVID-19
In addition, since the initial outbreak of COVID-19, we have made numerous process updates across our operations and have adapted our fulfillment and delivery infrastructure to implement additional employee and customer safety measures, including enhanced cleaning and physical distancing, personal protective gear, disinfectant spraying, and temperature checks. Also, to prevent the local community from experiencing difficulties arising from mask price hikes, we froze the prices and sold more than 600 million masks. When cluster infections occurred, leading to a shortage of masks, hand sanitizer, and various daily necessities, Coupang, with our nationwide logistics network that delivers parcels in just one day, enabled the sale and delivery of daily necessities that the local communities needed.
These measures have been implemented to minimize the risk of spread of COVID-19 to our workers, our customers, and the communities in which we operate, and we may take further actions as may be required by government authorities or that we determine are in the best interests of our workers, customers, merchants, and suppliers. We also made other operational changes in our response to COVID-19 that negatively impacted our logistics and operations cost structure during the year, including costs relating to facility shutdown and remediation efforts and higher temporary labor costs. As a result, during 2020 we incurred $221.3 million in costs that we believe are attributable to impacts from the COVID-19 pandemic, and we expect to continue to incur additional related expenses in the near future.
Description of Capital Stock
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws, page 180
4.Please disclose the supermajority stockholder vote required to amend your bylaws, as provided in Article XIII of your bylaws.
Response: The Company acknowledges the Staff’s Comment and is supplementally providing the Staff with the revised disclosure it expects to include in a future amendment to the Registration Statement, as illustrated below:
Amendment of Charter Provisions
The amendment of any of the above provisions would require approval of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of our company entitled to vote generally in the election of directors, voting together as a single class. In addition, any amendment of our bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
Any amendments, alterations, or repeal of any provision of our certificate of incorporation or bylaws that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or qualifications, limitations or restrictions of our Class B common stock would require the approval of the holders of a majority of the voting power of the Class B common stock then outstanding.
The provisions of Delaware law, our certificate of incorporation, and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Notes to Consolidated Financial Statements

Note 9. Convertible Notes and Derivative Instruments, page F-25
5.You disclose on page F-26 the fair value of the convertible notes was $2,130.8 million. These notes had a carrying value of $589.9 million at this date, of which $501.5 million was principal. Please explain to us why the fair value was so much greater than the carrying amount and why you believe the fair value is reasonable.
Response: The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that the Company’s convertible notes have different potential settlement scenarios for the convertible note holders, including a mandatory conversion upon consummation of a qualifying public offering (the “IPO”). The valuation of the convertible notes was performed with the assistance of third-party valuation specialists, considering the value attributable to note holders upon likely settlement scenarios using, in part, a Discounted Cash Flow analysis.
For the valuation as of December 31, 2020, a probability was assigned to the mandatory conversion of the convertible notes upon consummation of an IPO. This valuation model incorporated several factors, including the timing of an IPO conversion, the number of units the convertible notes would convert into, and the derived fair value at conversion based on the Company’s estimated equity value. As disclosed in Note 9, in connection with a conversion upon consummation of an IPO, the convertible notes convert into units of the Company’s equity securities issued at the lower of (i) the relevant equity price in connection with the IPO with a discount rate range that begins at 25% and increases to a maximum of 40%, over the four-year term (the “Applicable Discount Factor Conversion”), and (ii) a price calculated by dividing $6.3 billion with the number of common or ordinary equity securities, on an as-converted and as-exercised basis, outstanding on the closing of such IPO (the “Conversion Price Cap”). As of December 31, 2020, the fair value of the convertible notes increased significantly over their carrying value due to the estimated value associated with the probable conversion of these notes in an expected near-term IPO event. This was primarily driven by the increased likelihood that the convertible notes will convert at the Conversion Price Cap upon an IPO conversion, the estimated proximity to an IPO conversion, as well as the recent growth in the Company’s estimated underlying equity value. Given the nature and relevant terms of the Company’s convertible notes, management determined the valuation methodology and resulting fair value of the convertible notes as of December 31, 2020 were reasonable and appropriate.
6.Also on page F-26 you disclose the fair value of the derivative instrument was $0 and $149.8 million at December 31, 2020 and 2019, respectively. Please explain to us the basis for the decrease and no value at December 31, 2020.
Response: The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that the convertible notes contain certain embedded conversion features that were analyzed under Accounting Standard Codification (“ASC”) Topic 815, Derivatives and Hedging, to determine if any of the conversion features should be bifurcated and measured separately at fair value. The share settlement features include a mandatory conversion upon consummation of an IPO, with a conversion price that is calculated either by (i) multiplying the Company’s equity value by the Applicable Discount Factor Conversion or (ii) the terms of the Conversion Price Cap, as described in Note 9 to the Company’s audited consolidated financial statements included in the Registration Statement.
In connection with this original analysis, the Company determined that the share settlement features based on the Applicable Discount Factor Conversion should be bifurcated and measured separately from the convertible notes because the features are more akin to a redemption feature, which was determined to be bifurcated due to a significant discount ranging from 25% to 40%. Conversely, the Conversion Price Cap settlement features were considered to be a conversion feature that does not meet the net settlement criteria under ASC Topic 815 to be considered a derivative. As such, the Conversion Price Cap settlement features were not bifurcated and measured separately from the convertible notes.

As of December 31, 2020, the equity value of the Company and likelihood of a near-term IPO event increased to a sufficient level that supported the high probability of an IPO conversion at the Conversion Price Cap. As such, the share settlement features based on the Applicable Discount Factor Conversion that were bifurcated and recorded separately were no longer expected to be applied in the conversion of the Company’s convertible notes, and were therefore determined to have no value as of December 31, 2020.
Exhibits
7.We note that you have removed your AWS Enterprise Agreement from the exhibit index. Please revise to include the agreement, or tell us why you are no longer required to do so.
Response: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it has reviewed its agreements with Amazon Web Services (“AWS”), and, based on that review, believes that it is not required to file the agreement with AWS under Item 601(b)(10)(ii)(B) of Regulation S-K. The agreement with AWS is the type of arrangement that typically accompanies the kind of business conducted by the Company in the ordinary course. Other companies, including Microsoft, Google, and Oracle, also provide comparable offerings, and the Company believes that it could procure service offerings from these providers that are substantially similar to those that the Company receives from AWS, and on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business, financial condition, or results of operations over the longer term. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore, does not believe it is required to file the agreement with AWS as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.
General
8.We note your reference throughout to Euromonitor International Limited for data on your industry. Please tell us whether you commissioned any of the studies for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent as an exhibit to the registration statement.
Response: The Company acknowledges the Staff’s Comment and supplementally advises the Staff that the Company commissioned the study titled “South Korea E-Commerce Market” related to the Company’s position as the largest product e-commerce player in Korea, the Company’s B2C logistics footprint in Korea, total SKU count, speed of the Company’s delivery service, and size of Coupang Eats. In response to the Staff’s Comment, the Company is supplementally providing the Staff with the revised disclosure that it expects to include in a future amendment to the Registration Statement, as illustrated below, and will file the consent of Euromonitor International Limited in such amendment:
Market, Industry, and Other Data
Information in this prospectus on our position as the largest product e-commerce player in Korea, our B2C logistics footprint in Korea, total SKU count, speed of our delivery service, and size of Coupang Eats is from independent market research carried out by Euromonitor International Limited in a report titled South Korea E-Commerce Market, which was commissioned by us. Materials in this prospectus include market research estimates based on various official published sources and trade opinion surveys conducted by Euromonitor, and has been prepared primarily as a research tool. Euromonitor believes that it used suitable sources of information and methodologies for this study, but due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. Research conducted on South Korea only. Korea used to mean South Korea, consistent with the Korean language.

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Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.
Sincerely,
/s/ Calise Y. Cheng
Calise Y. Cheng

cc:	Bom Suk Kim, Coupang, Inc.
Gaurav Anand, Coupang, Inc.
Eric C. Jensen, Cooley LLP
Natalie Y. Karam, Cooley LLP
Tad J. Freese, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP